Exhibit 99.1

Burcon Updates on Peazazz® and Multiple Patent Grants

VANCOUVER, British Columbia, May 09, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) is pleased to announce today that it has been granted a U.S. patent, covering technology for the production of its Peazazz® pea protein:  U.S. patent no. 9,635,875, was granted on May 2, 2017.  This patent is the first to be granted for Burcon’s pea technology by the United States Patent and Trademark Office and confirms that the Company’s approach is unique, distinct and defensible.  Burcon anticipates further positive progress, with its patent filings, in due course.

Burcon also announces today that it has been granted two more U.S. patents covering technologies for the production of CLARISOY™, and it has also received two notices of allowance from the United States Patent and Trademark Office for two more patents for the production of CLARISOY™ soy protein.  A notice of allowance from the United States Patent and Trademark Office is a written notification that a patent application has cleared internal review, is pending issuance and will grant in the near future.  CLARISOY™ soy protein patents: U.S. patent no. 9,629,381 was granted April 25, 2017; and U.S. patent no. 9,603,377 was granted on March 28, 2017; and U.S. patent application 15/094386 was allowed on March 14, 2017, and U.S. patent application 14/117384 was allowed on March 29, 2017.

The five U.S. patent grants and allowances, as announced above, bring the company’s patent portfolio to over 215 issued patents in various countries, including 65 in the U.S., as well as over 350 active patent applications, including 47 additional U.S. patent applications.

Also, during the first part of 2017, Burcon continued its efforts toward commercializing its other unique plant protein extraction technologies. Burcon has focused in particular on working with a select group of potential partners in the commercialization process for our Peazazz® pea protein. The team at the Winnipeg Technical Centre continues to support these ongoing discussions with: due diligence visits; applications work; and sample production. The potential partners’ activities have included undertaking applications work, detailed market analyses and the investigation of production logistics.

"The interest in, and need for, alternative plant protein ingredients continue to be a major trend within the food, beverage and nutritional products industries," said Johann Tergesen, Burcon’s president and chief operating officer, adding, “We are thrilled to see Burcon’s novel plant proteins progressing toward full commercialization and are confident of our ability to profit from this major trend.”

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca
www.burcon.ca